CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2020 and 2019

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Plymouth Rock Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Plymouth Rock Technologies Inc. and its subsidiaries (the "Company"), which comprise the consolidated statement of financial position as at November 30, 2020, and the consolidated statements of loss and comprehensive loss, changes in shareholders'  equity (deficiency), and cash flows for the year ended November 30, 2020, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2020, and its financial performance and its cash flows for the year ended November 30, 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 the Company has not generated revenue or cash flow from operations since inception. As at November 30, 2020, the Company has a working capital deficiency of $242,819 and an accumulated deficit of $8,893,128. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Matter

The consolidated financial statements as at November 30, 2019 and for the years ended November 30, 2019 and 2018, which are presented for comparative purposes, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on March 31, 2020.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

March 24, 2021

We have served as the Company's auditor since 2020.

PLYMOUTH ROCK TECHNOLOGIES INC.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

As at	Note	November 30, 2020	November 30, 2019

ASSETS

Current assets
Cash		$24,713	$583,119
Accounts receivable		2,786	1,488
Sales tax receivable		4,317	12,310
Inventories		19,695	-
Prepaid expenses	3	25,908	105,539
Due from related parties	7	2,500	25,070
Total current assets		79,919	727,526

Non-current assets
Equipment	4	66,818	12,464
Right-of-use asset	15	114,648	-
Total assets		$261,385	$739,990

LIABILITIES

Current liabilities
Accounts payable	6	$242,278	$217,023
Lease liability	15	34,105	-
Due to related parties	7	46,355	10,035
Total current liabilities		322,738	227,058
Non-current liabilities
Lease liability	15	90,735	-
Total liabilities		413,473	227,058

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	7, 10	7,376,763	5,676,498
Shares to be issued	14	-	22,811
Contributed surplus	10	1,298,487	736,271
Accumulated other comprehensive income		65,790	46,244
Deficit		(8,893,128)	(5,968,892)

Total shareholders' equity (deficit)		(152,088)	512,932

Total liabilities and shareholders' equity (deficit)		$261,385	$739,990

Going concern - Note 1
Commitments - Note 14
Subsequent events - Note 18

These consolidated financial statements are authorized for issuance by the Board of Directors on March 24, 2021.

Approved on behalf of the Board:

"Tim Crowhurst"                                                                      "Angelos Kostopoulos"
Tim Crowhurst, Director                                                          Angelos Kostopoulos, Director

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

		For the year ended November 30,
	Note	2020	2019	2018
Sales		$70,931	$28,257	$-
Cost of sales		31,316	11,891	-
Gross Profit		39,615	16,366	-

OPERATING EXPENSES
Accounting and audit fees	7	67,282	80,415	66,463
Amortization	4	2,985	1,717	-
Amortization; right-of-use asset	15	38,216	-	-
Business development		1,081,478	739,615	11,326
Consulting fees	7,10	275,182	125,685	187,015
General office expenses		111,394	68,602	46,466
Insurance		11,928	5,416	9,500
Interest and accretion	15	20,449	-	-
Legal fees		74,528	103,535	166,124
Management fees	7	110,125	125,390	71,842
Rent	15	35,325	77,186	30,000
Research and development		386,044	399,720	-
Stock-based compensation	7, 10	479,107	692,091	-
Transfer agent and filing fees		77,919	111,709	71,076
Wages, salaries and benefits	7	292,218	513,729	21,843
Total expenses		3,064,180	3,044,810	681,655

OTHER INCOME (EXPENSES)
Loss on disposition of exploration and evaluation assets		-	-	(156,012)
Acquisition costs		-	-	(159,563)
Write-off of inventories		-	(22,800)	-
Impairment of development assets	5	-	(1,315,678)	-
Impairment of goodwill	13	-	(256,874)	-
Interest income		193	14,226	8,630
Interest expense		(165)	(394)	(1,184)
Foreign exchange gain (loss)		(517)	(2,322)	(8,441)
Paycheck protection program	8	100,818	-	-
NET LOSS BEFORE INCOME TAX		(2,924,236)	(4,612,286)	(998,225)

Deferred tax recovery	17	-	245,479	11,324
NET LOSS		(2,924,236)	(4,366,807)	(986,901)

OTHER COMPREHENSIVE INCOME
Foreign currency translation		19,546	46,244	-

TOTAL COMPREHENSIVE LOSS		$(2,904,690)	$(4,320,563)	$(986,901)

LOSS PER SHARE, Basic and Diluted		$(0.08)	$(0.14)	$(0.04)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, Basic and Diluted		37,525,451	32,157,904	23,874,477

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC.

Consolidated Statements of Changes in Shareholders' Equity (Deficiency)

(Expressed in Canadian dollars)

						Accumulated other comprehensive losses
	Share capital		Shares to be issued
	Number of shares	Amount		Contributed Surplus	Deficit		Total

Balance, November 30, 2017	19,349,500	$1,218,766	$-	$106,109	$(615,184)	$-	$709,691

Net loss for the year	-	-	-	-	(986,901)	-	(986,901)
Shares issued for warrants exercised	2,045,000	204,500	-	-	-	-	204,500
Private placements	6,510,550	2,604,220	-	-	-	-	2,604,220
Shares issued for acquisition	3,000,000	1,240,200	-	-	-	-	1,240,200
Shares issued for options exercised	625,000	87,500	-	-	-	-	87,500
Share issuance costs	-	(253,794)	-	128,995	-	-	(124,799)
Finder's fee - acquisition	231,250	159,562	-	-	-	-	159,562
Fair value of options exercised	-	50,080	-	(50,080)	-	-	-

Balance, November 30, 2018	31,761,300	5,311,034	-	185,024	(1,602,085)	-	3,893,973

Net loss for the year	-	-	-	-	(4,366,807)	-	(4,366,807)
Shares issued for warrants exercised	910,300	187,120	-	-	-	-	187,120
Stock-based compensation	-	-	-	692,091	-	-	692,091
Shares issued for options exercised	125,000	37,500	-	-	-	-	37,500
Fair value of agent warrants exercised	-	127,254	-	(127,254)	-	-	-
Fair value of options exercised	-	13,590	-	(13,590)	-	-	-
Shares to be issued	-	-	22,811	-	-	-	22,811
Foreign currency translation	-	-	-	-	-	46,244	46,244

Balance, November 30, 2019	32,796,600	5,676,498	22,811	736,271	(5,968,892)	46,244	512,932

Net loss for the year	-	-	-	-	(2,924,236)	-	(2,924,236)
Shares issued for warrants exercised	1,233,334	246,667	-	-	-	-	246,667
Private placements	8,232,330	1,367,325	(22,811)	83,109	-	-	1,427,623
Share issuance costs	-	(38,727)	-	-	-	-	(38,727)
Shares issued as compensation	500,000	125,000	-	-	-	-	125,000
Stock-based compensation	-	-	-	479,107	-	-	479,107
Foreign currency translation	-	-	-	-	-	19,546	19,546

Balance, November 30, 2020	42,762,264	$7,376,763	$-	$1,298,487	$(8,893,128)	$65,790	$(152,088)

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIS INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	For the year ended November 30,
	2020	2019	2018

Cash Provided By (Used In)

Operating Activities

Net loss for the period	$(2,924,236)	$(4,366,807)	$(986,901)

Items not affecting cash:
Stock-based compensation	479,107	692,091	-
Acquisition cost	-	-	159,563
Amortization expense	2,985	1,717	-
Foreign exchange loss	-	-	3,743
Loss on disposition of exploration and evaluation assets	-	-	156,012
Amortization, right-of-use asset	38,216	-	-
Interest and accretion	20,449	-	-
Impairment of development assets	3,576	1,286,094	-
Impairment of goodwill	-	256,876	-
Shares issued as compensation	125,000	-	-
Interest expense	-	394	1,184
Write-off of inventory	-	22,800	-
Deferred income tax recovery	-	(245,479)	(11,324)

Changes in non-cash working capital:
Sales tax receivable	2,993	(1,324)	(4,413)
Accounts receivable	(1,334)	(1,488)	-
Inventories	(19,695)	-	-
Prepaid expenses	77,590	(55,627)	(6,890)
Due from related parties	(22,570)	(20,673)	11,350
Due to related parties	36,320	9,792	3,000
Accounts payable	67,084	104,272	10,911
Net cash used in operating activities	(2,114,515)	(2,317,362)	(663,765)

Investing Activities

Purchase of equipment	(57,518)	(14,175)	-
Exploration and evaluation assets	-	-	15,000
Acquisition of business	-	-	47,467
Lease payment	(48,473)	-	-
Development expenses on intangible assets	(3,576)	-	-
Net cash provided by (used in) investing activities	(109,567)	(14,175)	62,467

Financing Activities

Common shares issued for cash, options and warrants exercised, net of share issuance costs	1,635,564	224,619	3,198,840
Loan payable	-	(52,256)	50,000
Net cash provided by financing activities	1,635,564	172,363	3,248,840

Increase (decrease) in cash	(588,518)	(2,159,174)	2,647,542

Effect of foreign exchange rate changes on cash	30,112	(1,401)	-
Cash, beginning of the period	583,119	2,743,694	96,152

Cash, end of the period	$24,713	$583,119	$2,743,694

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Plymouth Rock Technologies Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 206 - 1045 West 8th Avenue, Vancouver, BC, V6H 1C3.

On March 10, 2016, the Company's common shares commenced trading on the CSE. On January 8, 2019, the Company's common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH. Effective August 27, 2019, the Company's common shares commenced trading on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

On October 31, 2018, the Company completed its business acquisition of Plymouth Rock Technologies Inc. (Plymouth Rock USA) and changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with the new trading symbol "PRT" on November 1, 2018.  As a result of the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA, was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging, and Unmanned Aerial System ("UAS") technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

Going Concern

The Company incurred a net loss of $2,924,236 (2019 - $4,366,807) for the year ended
November 30, 2020. As at November 30, 2020, the Company had a history of losses and an accumulated deficit of $8,893,128 (November 30, 2019 - $5,968,892).

The ability of the Company to continue as a going concern is dependent on achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations. These factors indicate that a material uncertainty exists that casts significant doubt on the Company's ability to continue as a going concern.

The Company is not expected to be profitable during the ensuing twelve months, and therefore, must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the year ended November 30, 2020, the Company received net cash proceeds of $1,635,564 (2019 - $172,363) pursuant to financing activities. Management has been successful in raising capital through periodic private placements of the Company's common shares in the past, however there is no certainty that financing will be available in the future, or certainty that management's planned actions to address this situation will be successful.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future rather than a process of forced liquidation. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Such adjustments could be material.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (continued)

In March 2020, the World Health Organization declared a global pandemic known as COVID-19. The expected impacts on global commerce are expected to be far reaching. Material uncertainties may come into existence that could influence management's going concern assumption. The duration and impact of the COVID-19 outbreak is currently unknown and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its subsidiary, in future periods, such as:

  This will and has impacted demand and testing for the Company's products and services in the near term and will and has impacted the Company's supply chains.
  It may and has also impacted the availability of external funding sources during this period.
  the effect on labor availability due to the severity and the length of potential measures taken by governments to manage the spread of the disease.

Management continues to closely evaluate the impact of COVID-19 on the Company's business.

2. SIGNIFICANT ACCOUNTING POLICIES Basis of presentation

These consolidated financial statements ("Financial Statements") have been prepared in accordance with IFRS as issued by the International Accounting Standard Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These Financial Statements are authorized for issue by the Board of Directors on March 24, 2021.

These Financial Statements have been prepared on the historical cost basis. In addition, these Financial Statements have been prepared using the accrual basis of accounting.

These Financial Statements are presented in Canadian dollars, which is the Company's functional currency. The functional currency of Plymouth Rock USA is U.S. Dollars. The assets and liabilities of Plymouth Rock USA are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and their income and expense items are translated at average exchange rates for the period. Exchange differences arising on the translation are recognized in other comprehensive income.

Significant accounting judgments, estimates and assumptions

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of income and expenses during the period. Actual results could differ from these estimates.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

Significant estimates used in preparing the Financial Statements include, but are not limited to the following:

(i) Deferred taxes

The calculation of deferred tax is based on the ability of the Company to generate future taxable income, the estimation of which is subject to significant uncertainty as to the amount and timing. The calculation of deferred tax is also based on assumptions, which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse. Deferred tax recorded is also subject to uncertainty regarding the magnitude on non-capital losses available for carry forward and of the balances in various tax pools as the corporate tax returns have not been prepared as of the date of financial statement preparation.

(ii) Share-based payments

The fair value of stock options and finders' warrants issued are subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected lift, volatility of share prices, risk-free rate and dividend yield, changes in subjective input assumptions can materially affect the fair value estimate.

(iii) Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit ("CGU") exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm's length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model.

At November 30, 2019, Management was unable to project cash flows that can be generated from its CGUs and consequently, the intangible assets acquired and the goodwill generated from a previously completed business acquisition were determined to be impaired, therefore an impairment loss of $1,572,552 was charged for the 2019 year end. No impairment loss was recorded during the year ended November 30, 2020.

Significant judgments used in the preparation of these Financial Statements include, but are not limited to the following:

(i) Going concern

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its Financial Statements for the year ended November 30, 2020. Management prepares the Financial Statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

(i) Going concern (continued)

In assessing whether the going concern assumption is appropriate, management accounts for all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

(ii) Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition disclosed in Note 13 met the criteria for accounting as a business combination.

(iii) Intangible assets

Intangible assets can be capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. To determine if the future economic benefit is probable depends on the successful commercialization of its technologies and that in turn depends on the management's judgement and knowledge. As at November 30, 2020, the development costs are not capitalized as management was unable to demonstrate the future economic benefits to be generated from the utilization of the associated expenditures.

Cash

Cash consists of amounts held in banks and highly liquid investments with limited interest and credit risk.

Consolidation

The Financial Statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances, transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated. The Company's subsidiary is presented in the table below. Plymouth Rock USA was incorporated under the General Corporation Law of the State of Delaware on March 22, 2018.

Entity	Country of Incorporation	Effective Economic Interest

Plymouth Rock Technologies Inc. ("Plymouth Rock USA")	USA	100%

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

Intangible assets that are reflected in the consolidated statements of financial position consist of assets acquired through business combinations. Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost). An intangible asset is regarded as having an indefinite useful life when, based on all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. Accordingly, the Company does not amortize these intangible assets, but reviews them for impairment, annually or more frequently if events or changes in circumstances indicate that the assets might be impaired.

Development costs for internally-generated intangible assets are capitalized when all of the following conditions are met:

  technical feasibility can be demonstrated;
  management has the intention to complete the intangible asset and use it;
  management can demonstrate the ability to use the intangible asset;
  it is probable that the intangible asset will generate future economic benefits;
  the Company can demonstrate the availability of adequate technical, financial and other resources to complete the development and to use the intangible asset; and
  costs attributable to the asset can be measured reliably.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditures are charged to the consolidated statements of loss and comprehensive loss in the period in which they are incurred.

Equipment

Recognition and measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing the items. The corresponding liability is recognized within provisions.

Equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net within other income in profit or loss.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment (Continued)

Depreciation

Half of the normal depreciation is taken in the year of acquisition for equipment with declining balance method. The depreciation rates applicable to each category of property and equipment are as follows:

Computer equipment 55% declining balance

Furniture 20% declining balance

Inventories

The Company values inventories at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. Cost includes the costs of purchases net of vendor allowances plus other costs, such as transportation, that are directly incurred to bring the inventories to their present location and condition. Inventory consists of parts used in the construction of its products.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree's identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. Acquisition related costs are recognized in profit or loss as incurred. The excess of the consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

Share capital

The Company records proceeds from the issuance of its common shares as equity. Proceeds received on the issuance of units, consisting of common shares and warrants are allocated between the common share and warrant component. The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted price on the issuance date. The remaining proceeds, if any, are allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. Management does not expect to record a value to the warrant in most equity issuances as unit private placements are commonly priced at market or at a permitted discount to market. If the warrants are issued as share issuance costs, the fair value of agent's warrants are measured using the Black-Scholes option pricing model and recognized in equity as a deduction from the proceeds.

If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

Incremental costs directly attributable to the issue of new common shares are shown in equity as a deduction, net of tax, from the proceeds. Common shares issued for consideration other than cash are valued based on their market value at the date that shares are issued.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment

The Company recognizes share-based payment expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation expense is recognized when the options are granted with the same amount being recorded as contributed surplus. The expense is determined using an option pricing model that accounts for the exercise price, the term of the option, the current share price, the expected volatility of the underlying shares, the expected dividend yield, and the risk-free interest rate for the term of the option. If the options are exercised, contributed surplus will be reduced by the applicable amount. Share-based payment calculations have no effect in the Company's cash position.

Share purchase warrants

The Company bifurcates units consisting of common shares and share purchase warrants using the residual value approach whereby it first measures the common share component of the unit at fair value using market prices as input values and then allocates any residual amount to the warrant component of the unit. The residual value of the warrant component is credited to reserves. When warrants are exercised, the corresponding residual value is transferred from reserves to share capital. If the warrants are issued as share issuance costs, the fair value of agent's warrants are measured using the Black-Scholes option pricing model and recognized in equity as a deduction from the proceeds.

Earnings (loss) per share

Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share are calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of options, warrants and convertible securities and that the assumed proceeds from the exercise of options, warrants and convertible securities are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during the periods in which a net loss is incurred as the effect is anti-dilutive.

Financial instruments

Financial assets

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Subsequent to initial recognition, all financial assets are classified and subsequently measured at amortized cost. Interest income is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, accounts receivable and due from related parties.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

The Company reclassifies debt instruments only when its business model for managing those financial assets has changed. Reclassifications are applied prospectively from the reclassification date and any previously recognized gains, losses or interest are not restated.

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

The Company applies the simplified approach for accounts receivable that do not contain a significant financing component. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets' contractual lifetime.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains, and losses relating to a financial liability are recognized in profit or loss. Financial liabilities measured at amortized cost are comprised of accounts payable, lease liability, and due to related parties.

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Interest

Interest income and expense are recognized in profit or loss using the effective interest method.

The 'effective interest rate' is the rate that exactly discounts estimated future cash payments over the expected life of the financial instrument to the gross carrying amount of the financial asset or the amortized cost of the financial liability. The effective interest rate is calculated considering all contractual terms of the financial instruments, except for the expected credit losses of financial assets.

The 'amortized cost' of a financial asset or financial liability is the amount at which the instrument is measured on initial recognition minus principal repayments, plus or minus any cumulative amortization using the effective interest method of any difference between the initial amount and maturity amount and adjusted for any expected credit loss allowance. The 'gross carrying amount' of a financial asset is the amortized cost of a financial asset before adjusting for any expected credit losses.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest (continued)

Interest income and expense is calculated by applying the effective interest rate to the gross carrying amount of the financial asset (when the asset is not credit-impaired) or the amortized cost of the financial liability.

Where a financial asset has become credit-impaired subsequent to initial recognition, interest income is calculated in subsequent periods by applying the effective interest method to the amortized cost of the financial asset. If the asset subsequently ceases to be credit-impaired, calculation of interest income reverts to the gross basis.

Offsetting

Financial assets and financial liabilities are offset, with the net amount presented in the statement of financial position, when, and only when, the Company has a current and legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or when arising from a group of similar transactions if the resulting income and expenses are not material.

Goodwill

Goodwill is initially measured as the excess of the aggregate of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. Separately recognized goodwill is tested for impairment on an annual basis or when there is an indication of impairment. Impairment losses on goodwill are not reversed.

Revenue recognition

Revenue is recognized by applying the five-step model under IFRS 15. The Company recognizes revenue when, or as the goods or services are transferred to the control of the customer and performance obligations are satisfied. The Company's revenue is comprised of sales of its radar systems, radar components and engineering design and development services. The Company's revenue is recognized when control of the goods has been transferred, being when the goods are delivered to customers and when all performance obligations have been fulfilled. The amounts recognized as revenue represent the fair values of the considerations received or receivable from third parties on the sales of goods to customers, net of goods and services taxes and less returns, and discounts, at which time there are no conditions for the payment to become due other than the passage of time. For its engineering design and development services, revenue is recognized when the service has been rendered.

Government Grants

Government grants are recognized at fair value once there is reasonable assurance that the Company will comply with the conditions attached to the grants and that the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate.  A forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to equity items, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting profit (loss) nor taxable profit (loss); and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Parties are also considered to be related if they are subject to common control and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Change in accounting policies

IFRS 16, Leases

The company adopted IFRS 16 effective December 1, 2019. IFRS 16 specifies how an entity will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. For leases where the Company is the lessee, it recognizes a right-of-use asset and a lease liability for its office premises leases previously classified as operating leases.

The Company chose to adopt the modified retrospective approach on transition to IFRS 16 and has chosen not to restate comparative information in accordance with the transitional provisions in IFRS 16. As a result, the comparative information continues to be presented in accordance with the Company's previous accounting policies. The adoption of IFRS 16 resulted in the recognition of a right-of-use asset and a lease liability measured at the present value of the future lease payments on the consolidated statements of financial position. An amortization expense on the right-of-use asset and an interest expense on the lease liability has replaced the operating lease expense. IFRS 16 has changed the presentation of cash flows relating to leases in the Company's consolidated statements of cash flows, however, it does not cause a difference in the amount of cash transferred between the parties of the lease. In accordance with the transition of IFRS 16, as at December 1, 2019 the Company recognized a right-of-use asset and lease liability of $152,864. When measuring lease liabilities, the Company's incremental borrowing rate applied was 15% per annum.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRIC during the year but are not yet effective. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier adoption is permitted.

IFRIC 23 - Uncertainty over Income Tax Treatments - clarifies the accounting for uncertainties in income taxes. This Interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. In such a circumstance, an entity shall recognize and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined by applying this Interpretation. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier adoption is permitted.

These new and amended standards are not expected to have a material impact on the Company's Financial Statements.

3. PREPAID EXPENSES

As at November 30, 2020 and 2019, the Company's prepaid expenses consist of the following:

	2020	2019

Advertising and promotions	$3,000	$38,146
Rent	10,611	17,043
Others	12,297	50,350
	$25,908	$105,539

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

4. EQUIPMENT

	Computer	Furniture	Demo Equipment	Total

Cost:
Balance at November 30, 2018	$-	$-	$-	$-
Additions	1,720	12,453	-	14,173
Foreign currency translation adjustment	6	2	-	8
Balance at November 30, 2019	1,726	12,455	-	14,181
Additions	-	-	61,162	61,162
Foreign currency translation adjustment	(42)	(304)	(3,644)	(3,990)
Balance at November 30, 2020	$1,684	$12,151	$57,518	$71,353

Accumulated Amortization:
Balance at November 30, 2018	$-	$-	$-	$-
Amortization	474	1,245	-	1,719
Foreign currency translation adjustment	(1)	(1)	-	(2)
Balance at November 30, 2019	473	1,244	-	1,717
Amortization	702	2,283	-	2,985
Foreign currency translation adjustment	(41)	(126)	-	(167)
Balance at November 30, 2020	$1,134	$3,401	$-	$4,535

Net Book Value:
At November 30, 2019	$1,253	$11,211	$-	$12,464
At November 30, 2020	$550	$8,750	$57,518	$66,818

The Company's demo equipment is under construction as at November 30, 2020 and therefore, is not currently subject to amortization.

5. INTANGIBLE ASSETS

The Company's intangible assets were composed of the assets acquired from the business acquisition of Plymouth Rock USA (Note 13). The Company is in the process of developing and commercializing the following intangible assets: (1) A Millimeter Remote Imaging from Airborne Drone ("Drone X1 System"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti"). These assets can remotely detect, locate and identify the presence of threats.

	Drone X1 System	Shoe- Scanner	Wi-Ti	Total
Balance at November 30, 2018	$868,547	$-	$372,234	$1,240,781
Additions	-	30,000	-	30,000
Impairment	(900,260)	(29,592)	(385,826)	(1,315,678)
Foreign currency translation adjustment	31,713	(408)	13,592	44,897
Balance at November 30, 2019 and 2020	$-	$-	$-	$-

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

5.    INTANGIBLE ASSETS AND GOODWILL (continued)

For impairment testing purposes, the Company identified that each intangible asset is a separate cash- generating unit ("CGU'). Management was unable to project cash flows that could be generated from each of the CGUs, and consequently an impairment loss to write-down the carrying amounts to $nil was recognized during the year ended November 30, 2019.

During the year ended November 30, 2020, research and development costs of $386,044 (2019 - $399,720) were expensed as management was unable to demonstrate the future economic benefits to be generated from the utilization of the assets.

6. ACCOUNTS PAYABLE

As at November 30, 2020 and 2019, the Company's accounts payable consist of the following:

	2020	2019

Professional fees	$74,178	$80,216
Funds to be returned to investors	43,046	38,646
Advertising costs	5,164	8,556
Development costs	77,675	42,430
Others	42,215	47,175
	$242,278	$217,023

7. RELATED PARTY TRANSACTIONS AND BALANCES

Key management compensation

The amounts due to and from related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and due on demand. These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Key management is comprised of directors and officers of the Company.

As at November 30, 2020, $46,355 (2019 - $10,035) was due to directors and officers of the Company:

	November 30, 2020	November 30, 2019
Company controlled by CFO	$3,865	$5,000
CEO of the Company	823	5,035
Director	41,667	-
	$46,355	$10,035

As at November 30, 2020, $2,500 (2019 - $25,070) was due from directors and officers of the Company:

	November 30, 2020	November 30, 2019
Company controlled by Corporate Secretary	$-	$5,250
Director	2,500	19,820
	$2,500	$25,070

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

7. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

As at November 30, 2020, $Nil (2019 - $26,578) prepayment had been made to the CEO of the Company pertaining to expenses to be incurred on behalf of the Company (Note 3).

During the years ended November 30, 2020, 2019 and 2018, the Company entered into the following transactions with related parties:

	November 30, 2020	November 30, 2019	November 30, 2018
Management fees	$114,125	$123,000	$71,842
Consulting fees	166,667	-	-
Accounting fees	22,852	24,490	20,748
Rent	20,000	-	-
Share-based payments	271,993	260,145	-
Salaries and benefits to CEO	133,387	318,790	13,200
	$729,024	$726,425	$105,790

Accounting fees of $22,852 (2019 - $24,490) were paid to a Company controlled by the CFO and rent of $20,000 (2019 - $Nil) was paid to a Company controlled by a Former director. Consulting fees of $166,667 (2019 - $Nil) were paid or accrued to a Director in common shares. During the year ended November 30, 2020, 500,000 shares valued at $125,000 were issued for consulting services to a director of the Company (Note 10).

8. GOVERMENT ASSITANCE RECEIVED

On May 4, 2020, the Company received a CARES Act Paycheck Protection Program Loan ("PPP Loan") of USD$75,000. The PPP Loan bears interest at 1% per annum and is repayable monthly staring on December 4, 2020. The loan is forgivable if PRT USA meets the requirements outlined below:

i) The loan proceeds are used to cover payroll costs, and most mortgage interest, rent, and utility costs over the 24-week period after the loan is made; and

ii) Employee and compensation levels are maintained. Payroll costs are capped at $100,000 on an annualized basis for each employee

During the year ended November 30, 2020 it was determined that the Company met the requirements for loan forgiveness. As such, the PPP Loan was treated as a government grant and recorded as other income on the consolidated statement of loss and comprehensive loss for the year ended November 30, 2020.

During the year November 30, 2020, the Company incurred the following qualifying expenses:

- Wages, salaries, and benefits of $76,581 (USD $56,970)

- Rent of $24,237 (USD $18,030)

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

9. CAPITAL MANAGEMENT

The Company considers its capital structure to include net residual equity of all assets, less liabilities. The Company's objectives when managing capital are to (i) maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern; (ii) maintain a capital structure that allows the Company to pursue the development of its projects and products; and (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders commensurate with risk.

The Company's financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.

10. SHARE CAPITAL

(a) Common Shares

Authorized: Unlimited number of common shares without par value

As at November 30, 2020, there were 42,762,264 common shares issued and outstanding (2019 - 32,796,600).

During the year ended November 30, 2020:

On September 30, 2020, the Company issued 50,000 common shares pursuant to the exercise of 50,000 share purchase warrants at $0.20 per share.

On September 30, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a director (Note 7) valued at a total of $62,500.

On September 30, 2020, the Company issued an aggregate of 1,335,165 units at a price of $0.30 per unit for gross proceeds of $400,550. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $81,609.

On September 30, 2020, the Company issued 50,000 units at a fair value of $22,811 pursuant to the binding agreement with Aerowave Corporation as described in Note 14. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $1,500.

On September 24, 2020, the Company issued 100,000 common shares pursuant to the exercise of 100,000 share purchase warrants at $0.20 per share.

On September 22, 2020, the Company issued 100,000 common shares pursuant to the exercise of 100,000 share purchase warrants at $0.20 per share.

On August 21, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a Director (Note 7) valued at a total of $62,500.

On August 13, 2020, the Company issued 483,334 common shares pursuant to the exercise of 483,334 share purchase warrants at $0.20 per share.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

10.   SHARE CAPITAL (continued)

(a) Common Shares (continued)

On July 3, 2020, the Company issued 500,000 common shares pursuant to the exercise of 500,000 share purchase warrants at $0.20 per share.

On May 15, 2020, the Company issued an aggregate of 3,718,831 units at a price of $0.15 per unit for gross proceeds of $557,825. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until May 15, 2022.

On April 24, 2020, the Company issued an aggregate of 3,128,334 units at a price of $0.15 per unit for gross proceeds of $469,250. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until April 24, 2022.

In connection with the April 24, 2020 and May 15, 2020 private placements, the Company paid $38,727 in share issuance costs.

On February 4, 2020, the Company announced that it has arranged a non-brokered private placement financing of up to 10,000,000 units of securities at a price of $0.40 per unit for aggregate gross proceeds of up to $4,000,000 (the "Offering"). Each unit will be comprised of one common share and one-half of one non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.80 for two years from closing of the Offering. On March 16, 2020, due to the instability in the financial markets caused by the COVID-19 pandemic, the Company cancelled this private placement. As at November 30, 2020, the Company holds $4,400 in connection with this cancelled private placement. These funds are payable to investors and have been reclassified to accounts payable and accrued liabilities.

During the year ended November 30, 2019:

During the year ended November 30, 2019, the Company issued a total of 910,300 common shares for gross proceeds of $187,120 for 7,500 warrants exercised at a price of $0.60 per share, 307,800 warrants exercised at a price of $0.40 per share and 595,000 warrants exercised at a price of $0.10 per share. The Company also issued a total of 125,000 common shares for gross proceeds of $37,500 for 125,000 options exercised at a price of $0.30 per share.

During the year ended November 30, 2018:

During the year ended November 30, 2018, the Company issued a total of 2,045,000 common shares for gross proceeds of $204,500 for warrants exercised at a price of $0.10 per share.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

10. SHARE CAPITAL (continued)

(a) Common Shares (continued)

On April 25, 2018, the Company closed the first tranche of its previously announced non-brokered private placement. The Company issued 4,475,000 units at a price of $0.40 per unit for gross proceeds of $1,790,000. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. On April 15, 2019, the share purchase warrants were extended to nine months. The new expiry date of the warrants is October 25, 2019. Finder's fees of cash equal to 6% of proceeds and finder's warrants equal to 6% of the number of units issued were paid to five finders. Each finder's warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring August 25, 2018.

266,850 finder's warrants were granted at an estimated fair value of $110,574, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 166%, risk-free rate 1.88%, dividend yield 0%.

On May 18, 2018, the Company closed the second and final tranche of its previously announced non-brokered private placement. The Company issued 2,035,550 units at a price of $0.40 per unit for gross proceeds of

$814,220. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. On April 15, 2019, the share purchase warrants were extended to nine months. The new expiry date of the warrants is November 18, 2019. Finder's fees of cash in an amount equal to 6% of proceeds and finder's warrants equal to 6% of the number of units issued were paid to four finders. Each finder's warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring September 18, 2018. 45,150 finder's warrants were granted at an estimated fair value of $18,420, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 168%, risk-free rate 1.99%, dividend yield 0%. With the closure of the second and final tranche of its previously announced non-brokered private placement, the subscription received of $38,646 has been reclassified to accounts payable and accrued liabilities since investors overpaid for their subscription.

On May 29, 2018, the Company issued a total of 125,000 common shares at $0.30 per share, for gross proceeds of $37,500, for options exercised by a former director of the Company.

On August 23, 2018, the Company issued 500,000 common shares at a price of $0.10 per share, for gross proceeds of $50,000, for options exercised by a former director of the Company.

On October 31, 2018, the Company issued 3,000,000 common shares at $0.41 per share for the acquisition of Plymouth Rock USA (Note 13). In addition, on November 1, 2018, the Company issued 231,250 common shares at $0.69 per share as finder's fees to complete the acquisition.

As at November 30, 2020, the Company has 405,000 common shares (2019 - 810,000) held in escrow.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

10. SHARE CAPITAL (continued)

(b) Stock Options

On November 12, 2014 the Company adopted an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

On January 16, 2019, the Company granted 2,300,000 stock options, which are exercisable for a period of five years, at a price of $0.60 per share. During the year, 150,000 of these stock options were cancelled. The remaining 2,150,000 stock options vest as follows: (i) 1,075,000 options on January 15, 2020, (ii) 268,750 options on April 15, 2020, (iii) 268,750 options on July 15, 2020, (iv) 268,750 options on October 15, 2020,

and (v) 268,750 options on January 15, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.54, volatility 100%, risk-free rate 1.93%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $913,140, which will be expensed over the vesting period.

On March 21, 2019, the Company granted an aggregate of 350,000 incentive stock options to consultants of the Company with an exercise price of $0.60 per share for a period of five years from the date of grant. The stock options vest as follows: (i) 175,000 options on March 20, 2020, (ii) 43,750 options on June 20, 2020, (iii) 43,750 options on December 20, 2020, (iv) 43,750 options on March 20, 2021, and (v) 43,750 options on June 20, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.57, volatility 100%, risk-free rate 1.56%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $147,613, which will be expensed over the vesting period.

On November 29, 2019, the Company granted an aggregate of 650,000 incentive stock options to consultants and a director of the Company with an exercise price of $0.50 per share for a period of five years from the date of grant. The stock options vest as follows: (i) 325,000 options on November 30, 2020 and (ii) 325,000 options on November 30, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.49, volatility 100%, risk-free rate 1.49%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $236,809, which will be expensed over the vesting period.

During the year ended November 30, 2020, 200,000 (2019 - 150,000) options issued to a director and a consultant were cancelled before vesting.

Stock-based compensation recognized in profit or loss for the year ended November 30, 2020 amounted to

$479,107 (2019 - $692,091; 2018 - $nil).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

10. SHARE CAPITAL (continued)

(c) Stock Options (continued)

Stock option transactions and the number of stock options outstanding as at November 30, 2020, 2019 and 2018 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2017	750,000	$0.17
Exercised	(625,000)	0.14
Balance, November 30, 2018	125,000	0.30
Granted	3,300,000	0.58
Exercised	(125,000)	0.30
Cancelled	(150,000)	0.60
Balance, November 30, 2019	3,150,000	0.58
Cancelled	(200,000)	0.60
Balance, November 30, 2020	2,950,000	$0.58

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
January 15, 2024	$0.60	2,150,000	1,881,250	2.28	$0.44
March 20, 2024	0.60	150,000	93,750	0.17	0.03
November 28, 2024	0.50	650,000	325,000	0.88	0.11
		2,950,000	2,300,000	3.33	$0.58

(d) Share purchase warrants

On September 30, 2020, the Company granted 692,583 common share purchase warrants as part of a non-brokered private placement and binding agreement with Aerowave Corporation. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until September 30, 2022.

On May 15, 2020, the Company granted 3,718,831 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until May 15, 2022. During the year ended November 30, 2020, 1,233,334 warrants were exercised at $0.20 per share.

On April 24, 2020, the Company granted 3,128,334 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until April 24, 2022.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

10. SHARE CAPITAL (continued)

(d) Share purchase warrants

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2020, 2019 and 2018 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2017	2,640,000	$0.10
Warrants granted	3,567,275	0.58
Warrants exercised	(2,045,000)	0.10
Balance, November 30, 2018	4,162,275	0.51
Warrants expired	(3,251,975)	0.60
Warrants exercised	(910,300)	0.21
Balance, November 30, 2019	-	-
Warrants granted	7,539,748	0.90
Warrants exercised	(1,233,334)	0.11
Balance, November 30, 2020	6,306,414	$0.23

Expiry Date	Exercise Price	Numbers of warrants outstanding	Weighted average remaining contractual life (year)	Weighted average exercise price
April 24, 2022	$0.20	2,145,000	0.48	$0.07
May 15, 2022	0.20	3,468,831	0.80	0.11
September 30, 2022	0.50	692,583	0.20	0.05
		6,306,414	1.48	$0.23

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

11. FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash, accounts receivable and due from related parties. The estimated fair values of cash, subscription receivable, and due from related parties approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

a. Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

b. Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c. Level 3 - inputs that are not based on observable market data.

For the years ended November 30, 2020 and 2019, the fair value of the cash, accounts receivable, accounts payable, and due to and from related parties approximate the book value due to the short-term nature.

The Company is exposed to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements.

The Company's cash is currently invested in business accounts which is available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk due to the short-term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss when a counterparty to a financial instrument fails to meet its contractual obligations. The Company's exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality Canadian financial institutions.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, leases, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar against the Canadian dollar have affected comprehensive loss for the year by approximately $13,325 (2019 - $7,110).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

12. SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended November 30, 2020, 2019 and 2018 the Company has the following non-cash investing and financing activities:

	November 30
	2020	2019	2018
Non-cash financing activities:
Fair value of options cancelled and expired	$-	$59,553	$-
Fair value of options exercised	-	13,590	50,080
Fair value of agent warrants granted	-	127,254	-
Shares issued for options exercised	-	37,500	-
Shares issued for warrants exercised	-	187,120	-
Share issuance costs	-	-	128,995
Non-cash investing activities:
Shares issued for acquisition	-		1,399,763
Shares to be issued for acquisition of inventory	-	22,800	-
Shares issued for consulting services	$125,000	$-	$-

13.   BUSINESS ACQUISITON

On October 31, 2018, the Company completed the acquisition of private Delaware corporation Plymouth Rock Technologies Inc. ("Plymouth Rock USA") in consideration of the issuance of 3,000,000 common shares of the Company (the "Transaction") at $0.413 per share. The Transaction has been accounted for as a business combination, using the acquisition method. The Financial Statements include the financial statements of the Company and from the date of acquisition its 100% interest in Plymouth Rock USA. To account for the Transaction, the Company determined the fair value of assets and liabilities of Plymouth Rock USA at the date of the acquisition.

The purchase price allocation of Plymouth Rock USA is as follows:

Consideration
Common shares	$1,240,200
Purchase Price Allocation:
Cash	47,467
Prepaid	2,626
Intangible assets:
Development assets	304,000
Intellectual and engineering development	936,781
Loan	(50,674)
Deferred tax liability	(253,975)
Goodwill	253,975
$1,240,200

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

13. BUSINESS ACQUISITON (continued)

These fair value assessments require management to make significant estimates and assumptions as well as applying judgement in selecting appropriate valuation techniques. The Company issued 231,250 common shares at $0.69 per share as finder's fees to complete the acquisition and the cost related to acquisition were recognized as an expense in the year ended November 30, 2018.

During the year ended November 30, 2019, the Company recognized impairment of Goodwill of $256,874 which brought down the carrying value of Goodwill to $Nil.

14. COMMITMENTS

On October 17, 2019, the Company entered into a binding agreement to acquire the intellectual property, finished goods and inventory and name rights from Massachusetts based aerospace and scientific component manufacturer Aerowave Corporation ("Aerowave"). The acquisition is an asset acquisition. Under the terms of the agreement, Plymouth Rock will issue Aerowave's principals 50,000 common shares. The common shares will be restricted securities under the US Securities Act and subject to Canadian securities legislation. The fair value of these common shares was $22,811. The entire purchase consideration was allocated to finished goods as of the acquisition date. As the Company was not able to sell any of the acquired inventory, the entire amount has been expensed during the year ended November 30, 2019. On September 30, 2020, the Company issued 50,000 common shares to Aerowave (Note 10a).

On January 2, 2020, the Company entered into an advertising agreement with an arm's length party for 12 months. The Company shall pay a total of $36,000 in four equal installments - $9,000 on February 2, 2020, $9,000 on May 2, 2020, $9,000 on August 2, 2020 and $9,000 on November 2, 2020. As at November 30, 2020, $3,000 was included in prepaid (Note 3).

On April 1, 2020 the Company entered into an agreement with a Director of the Company to provide consulting services. The Company shall pay $250,000 annually either through cash in 12 monthly installments at the end of each calendar month or through the issuance of 1,000,000 common shares of the Company in four equal quarterly installments, in arrears (Note 7).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

15. RIGHT-OF-USE ASSETS AND LEASE LIABILITY

Right-of-use Assets

The following is the continuity of the cost and accumulated amortization of right-of-use assets, for the year ended November 30, 2020:

2020
Recognition upon adoption of IFRS 16	$152,864
Amortization expense for the year	(38,216)
$114,648

Lease liability

The following is the continuity of lease liability, for the year ended November 30, 2020:

2020
Recognition upon adoption of IFRS 16	$152,864
Lease payments	(48,473)
Interest expense on lease liability	20,449
$124,840
Current portion	$34,105
Long-term portion	$90,735

As at November 30, 2020, the minimum lease payments for the lease liabilities are as follows:

Year ending:
2021	$49,925
2022	51,425
2023	52,974
$154,324
Less: Interest expense on lease liabilities	(29,484)
Total present value of minimum lease payments	$124,840

In November 2018, Plymouth Rock USA entered into a two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020 which was extended for an additional three years. The minimum base rent is USD$2,917 per month for the period from December 1, 2018 to November 30, 2019, USD$3,005 per month from December 1, 2019 to November 30, 2020, USD$3,095 per month from December 1, 2020 to November 30, 2021, USD$3,188 per month from December 1, 2021 to November 30, 2022 and USD$3,284 per month from December 1, 2022 to November 30, 2023.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

16. SEGMENTED INFORMATION

The Company operates in one business segment, focusing on developing technologies as described in
Note 1. With the acquisition of PRT USA, the Company's principal business activity through its subsidiary was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company now focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned technologies encompass the very latest radar, imaging and Unmanned Aerial System (UAS) technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

The Company's revenues were generated in the US and were mostly composed of sales of engineering design services and radar components to well-known US government agencies and prime contractors. All the long-lived assets are located in the U.S. as of November 30, 2020 and 2019.

17. INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statement of operations and comprehensive loss for the years ended November 30, 2020, 2019, and 2018:

	2020	2019	2018

Net loss before tax and comprehensive loss	$(2,924,236)	$(4,612,286)	$(998,225)
Statutory tax rate	27.00%	27.00%	26.92%

Expected income tax (recovery)	$(789,544)	$(1,245,317)	$(268,689)
Non-deductible items and others	44,866	61,781	43,592
Goodwill impairment	-	186,864	-
Change in estimates	-	(214,745)	-
Change in deferred tax assets not recognized	744,678	965,938	213,774
Income tax expense (recovery)	$-	$(245,479)	$(11,323)

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

17. INCOME TAXES (continued)

The unrecognized deductible temporary differences as at November 30, 2020 and 2019 are comprised of the following:

	2020	2019
Non-capital loss carry forwards	$3,819,983	$2,258,584
Net operating losses	2,291,555	1,426,074
Intangible assets	1,300,828	1,316,280
Others	206,771	188,156
Total unrecognized deductible temporary differences	$7,619,137	$5,189,094

Non-capital losses carryforward:

The Company has non-capital loss carryforwards and net operating losses, for which no deferred tax asset has been recognized of approximately $6,111,538 (2019: $3,684,658) which may be carried forward to apply against future income for Canadian and US income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry	2020
2031	$2,937
2032	73,161
2033	59,622
2034	117,154
2035	122,790
2036	138,822
2037	127,413
2038	675,203
2039	2,350,798
2040	2,443,638
TOTAL	$6,111,538

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2020, 2019 and 2018 (EXPRESSED IN CANADIAN DOLLARS)

18. SUBSEQUENT EVENTS

On February 26, 2021, the Company signed a Letter of Intent (the "LOI") to acquire Tetra Drones Ltd. ("Tetra"), a company with which the Company has closely collaborated on sensor technology. Pursuant to the LOI, the Company will acquire Tetra for the sum of £350,000 GBP, payable on an installment basis. As a result of the acquisition, the Company will own all outstanding shares of Tetra and will assume Tetra's existing liabilities. The principal owner of Tetra will become part of the Company's management and shall be paid a monthly salary along with bonus shares or other equity instruments at the discretion of the board. All expenses related to the transaction will be paid by the Company. The Company is currently in the process of seeking counsel regarding attaining the necessary capital through equity issuance.

On January 29, 2021, the Company issued 3,180,000 Units at $0.20 per unit for proceeds of $636,000. Each unit is comprised of one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.25 for five years. The Company paid finders' fees in the amount of $10,480, issued 170,000 common shares, and issued 8% broker warrants in connection with some subscribers of the Offering.

On January 21, 2021, the Company granted 1,550,000 incentive stock options to directors, consultants, and employees with an exercise price of $0.75 per share for a period of five years from the date of grant.

Subsequent to November 30, 2020, the Company issued an aggregate of 350,000 common shares pursuant to the exercise of stock options at prices ranging from $0.50 to $0.60 per common share.

Subsequent to November 30, 2020, the Company issued an aggregate of 5,700,666 common shares pursuant to the exercise of warrants at prices ranging from $0.20 to $0.50 per common share.

On December 31, 2020, the Company issued 250,000 common shares for payment of consulting fees to a Director.